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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)


                       INTERMEDIA COMMUNICATIONS INC.

                              (Name of Issuer)


                   Common Stock, par value $.01 per share

                       (Title of Class of Securities)


                                 45880 11 0

                               (CUSIP Number)


                            Arthur J. Steinhauer
                           Sabin, Bermant & Gould
                             350 Madison Avenue
                         New York, New York  10017
                               (212) 692-4400

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               June 28, 1996

          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

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- --------------------
CUSIP NO.
45880 11 0
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Newhouse Broadcasting Corporation
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]

                                                 (b)  [ ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [ ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             937,500
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               937,500
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      937,500
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [ ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
- ------------------------------------------------------------
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- --------------------
CUSIP NO.
45880 11 0
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      EMI Communications Corp.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]

                                                 (b)  [ ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [ ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             937,500
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               937,500
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      937,500
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [ ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
- ------------------------------------------------------------

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- --------------------
CUSIP NO. 45880 11 0
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      S.I. Newhouse, Jr.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]

                                                 (b)  [ ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [ ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             937,500
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               937,500
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      937,500
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [ ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
- ------------------------------------------------------------

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- --------------------
CUSIP NO. 45880 11 0
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Donald E. Newhouse
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]

                                                 (b)  [ ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [ ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             937,500
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               937,500
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      937,500
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [ ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
- ------------------------------------------------------------

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            Item 1.     Security and Issuer

            This Amendment, dated July 2, 1996 (the "Amendment"), to the Statement on Schedule 13D, dated February 29, 1996, as amended on May 15,
1996 (the "Statement"), filed by Newhouse Broadcasting Corporation, a New
York corporation ("Newhouse Broadcasting"), EMI Communications Corp., a New York corporation ("EMI"), S.I. Newhouse, Jr., and Donald E. Newhouse, relates to the common stock, par value $.01 per share (the "Common Stock"), of Intermedia Communications Inc. (formerly known as Intermedia Communications of Florida, Inc.), a Delaware corporation (the "Company"), and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Newhouse Broadcasting, EMI, S.I. Newhouse, Jr., and Donald E. Newhouse are collectively referred to herein as the "Reporting Persons."

            The address of the principal executive offices of the Company is Intermedia Communications Inc., 3625 Queen Palm Drive, Tampa, Florida 33619.

            This Statement is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit 1 hereto.
Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Statement.


            Item 2.     Identity and Background

            This Amendment is being jointly filed by the Reporting Persons, who acknowledge that they are a group within the meaning of Section 13(d)(3) of the Act. EMI is a wholly-owned subsidiary of Newhouse Broadcasting. S.I. Newhouse, Jr. and Donald E. Newhouse each own 50% of the outstanding equity securities of Newhouse Broadcasting. The name, business address, principal occupation or employment and, as appropriate, citizenship or state of organization of each Reporting Person and each person who is an executive officer or director of a Reporting Person or a person controlling a Reporting Person are set forth on, and incorporated by reference to, Schedule I attached hereto. During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating
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activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


            Item 5.     Interest in Securities of the Issuer.

            The Purchase pursuant to the Agreement closed on June 28, 1996.
As consideration for the Purchase, the Company issued to Newhouse Broadcasting, the sole owner of EMI, 937,500 shares of Common Stock at the closing of the Purchase.

            To the best knowledge of the Reporting Persons, as of June 28, 1996 there were outstanding (i) 15,074,606 shares of Common Stock,
(ii) warrants and options to purchase an aggregate of 3,196,694 shares of Common Stock, and (iii) a restricted stock grant covering 200,000 shares of Common Stock. Assuming that 15,074,606 shares of Common Stock were issued and outstanding as of the closing of the Purchase, the issuance of Common Stock to Newhouse Broadcasting at the closing brought the total number of issued and outstanding shares of Common Stock to 16,012,106 shares. Based on such figure, the Reporting Persons beneficially owned approximately 5.9% of the issued and outstanding Common Stock as of June 28, 1996.

            The Reporting Persons have sole voting power to vote and dispose of the Common Stock owned by them, subject to certain voting agreements contained in the Agreement.

            Except as set forth in this Statement, none of the Reporting Persons beneficially owns any Common Stock or has effected any transactions in the Common Stock during the past 60 days.


            Item 7.  Material to be Filed as Exhibits.

            Exhibit           Description
            (1)               Joint Filing Agreement, dated July 2, 1996,
                              among Newhouse Broadcasting Corporation, EMI
                              Communications Corp., S.I. Newhouse, Jr. and
                              Donald E. Newhouse.

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:      July 2, 1996


                              NEWHOUSE BROADCASTING CORPORATION


                              By: /s/ Robert J. Miron
                                  Name: Robert J. Miron
                                  Title: Vice President



                              EMI COMMUNICATIONS CORP.


                              By: /s/ Robert J. Miron
                                  Name: Robert J. Miron
                                  Title: Vice President



                              /s/ S.I. Newhouse, Jr.
                              S.I. Newhouse, Jr.



                              /s/ Donald E. Newhouse
                              Donald E. Newhouse

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                                SCHEDULE I



Name:                               Newhouse Broadcasting Corporation

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, New York 13057

Principal Business:                 Cable television systems

State of Organization:              New York


Name:                               EMI Communications Corp.

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, NY  13057

Principal Business:                 Common carrier and private line
                                    telecommunications services.

State of Organization:              New York


Name:                               S.I. Newhouse, Jr.

Business Address:                   350 Madison Avenue
                                    New York, NY 10017

Principal Occupation:               Chairman of the Board of Directors,
                                    Advance Publications, Inc., a New York
                                    corporation ("Advance").  Vice
                                    President and member of the Board of
                                    Directors of Newhouse Broadcasting.
                                    Member of the Board of Directors of
                                    EMI.

Employer:                           Various affiliates of Advance.

Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Business of
 Employer:                          Publishing

Citizenship:                        U.S.A.

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Name:                               Donald E. Newhouse

Business Address:                   Star-Ledger Plaza
                                    Newark, NJ 07101

Principal Occupation:               President, Treasurer, and member of the
                                    Board of Directors of Advance.
                                    President and member of the Board of
                                    Directors of Newhouse Broadcasting.
                                    Vice President and member of the Board
                                    of Directors of EMI.

Employer:                           Various affiliates of Advance.

Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305

Principal Business of
 Employer:                          Publishing

Citizenship:                        U.S.A.


Name:                               Robert J. Miron

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, NY  13057

Principal Occupation:               President of Advance Communication
                                    Corp., a Delaware corporation ("Advance
                                    Communication").  Vice President,
                                    Secretary, Treasurer and member of the
                                    Board of Directors of EMI.  Vice
                                    President, Treasurer and member of the
                                    Board of Directors of Newhouse
                                    Broadcasting.

Employer:                           Advance Communication

Employer's Address:                 5015 Campuswood Drive
                                    East Syracuse, NY  13057
Principal Business of
 Employer:                          Cable television systems

Citizenship:                        U.S.A.

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Name:                               Samuel I. Newhouse, III

Business Address:                   Evening Journal Association
                                    30 Journal Square
                                    Jersey City, NJ 07306

Principal Occupation:               Member of the Board of Directors of
                                    Advance.  Secretary of Newhouse
                                    Broadcasting.

Employer:                           Various affiliates of Advance.

Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305

Principal Business of
 Employer:                          Publishing

Citizenship:                        U.S.A.


Name:                               Dennis B. Dundon

Business Address:                   5015 Campuswood Drive
                                    East Syracuse, NY  13057

Principal Occupation:               President of EMI.

Employer:                           EMI

Employer's Address:                 5015 Campuswood Drive
                                    East Syracuse, NY  13057
Principal Business of
 Employer:                          Common carrier and private line
                                    telecommunications services.

Citizenship:                        U.S.A.